

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
GABELLI.COM

For Immediate Release: Contact: George Maldonado
                                                                                      Director of Proxy Voting Services
                                                                                      (914) 921-7733

                                                                                      For further information please visit
                                                                                      www.gabelli.com

GAMCO Announces Nominees at E.W. Scripps

GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE: GBL), recently announced its intention to nominate directors at the 2018 annual meeting of The E.W. Scripps Company ("E.W. Scripps") (NYSE: SSP).

GAMCO intends to nominate Mr. Vincent L. Sadusky, former CEO of Media General, Inc. and LIN Media LLC, and Ms. Colleen Birdnow Brown, Founder and owner of Marca Global LLC, to the board of E.W. Scripps. Additional nominees for the board may be announced at a later date.

GAMCO, on behalf of its clients, and certain of its affiliates owns approximately 16.5% of the outstanding Class A common stock of E.W. Scripps.

GAMCO believes Mr. Sadusky and Ms. Brown would add great value to the Board of Directors. GAMCO will provide the company with information regarding its full slate of director nominees.

GAMCO Investors, Inc., through its subsidiaries, manages open-end funds and closed-end funds (Gabelli Funds, LLC) and private advisory accounts (GAMCO Asset Management Inc.).

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this press release may contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. In particular, these include statements relating to future actions, future performance and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe.

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